Aflac Incorporated 3rd Quarter 2013 Form 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$702	$1,017	$2,483	$2,285
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	464,324	467,422	465,325	466,702
Dilutive effect of share-based awards	3,067	2,299	2,727	2,249
Weighted-average outstanding shares used in the computation of earnings per share - diluted	467,391	469,721	468,052	468,951
Earnings per share:
Basic	$1.51	$2.17	$5.34	$4.90
Diluted	1.50	2.16	5.31	4.87